UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, August 31, 2007

Dear Sirs

National Securities Commission

S                 /                     D

Re: Edenor S.A. - Notice of Relevant Fact.

Dear Sirs:

I address the Commission in compliance with Article 2 of Chapter XXI of the Rules of the Argentine National Securities Commission (“CNV”), and I am pleased to inform you that on this date the Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”) has received notice from its controlling shareholder, Electricidad Argentina S.A. (“EASA”) pursuant to which it has been informed that at the shareholders’ meeting of Pampa Holding S.A. (“Pampa Holding”) which took place on August 30, 2007, the following was approved:

1.

The issuance of 480,194,242 ordinary shares of Pampa Holding with one vote per share, with an issuance premium of Ps.1.61 per share, with an issuance value (calculated as the nominal value plus an additional issuance premium of Ps 2.61 for each ordinary share of Pampa Holding to be issued), to be subscribed by the actual shareholders of 100% of the capital stock and votes of IEASA S.A. and Dolphin Energía S.A. in conformity with the terms outlined in the stock subscription agreement. The shares to be issued will be paid for by a transference to Pampa Holding of the following: (a) 9,769,997 Class A ordinary shares with a nominal value of Ps. 1 and one vote per share, issued by Dolphin Energía S.A.; (b) 3 Class B ordinary shares with a nominal value of Ps. 1 and one vote per share issued by Dolphin Energía S.A.; (c) 98,402,300 preferred shares with a nominal value of Ps. 1 and with no voting rights, issued by Dolphin Energía S.A.; (d) 1,129,997 Class A ordinary shares with a nominal value of Ps. 1 and one vote per share, issued by IEASA S.A.; (e) 3 Class B ordinary shares with a nominal value of Ps. 1 and one vote per share, issued by IEASA S.A.; (f) 10,938,580 preferred shares with a nominal value of Ps. 1 and with no voting rights, issued by IEASA S.A., together, representing 100% of the capital stock and votes of Dolphin Energía S.A. and IEASA S.A.

2.

The suspension of preference rights, pursuant to the terms of Article 197 of Law 19,550, in the subscription of the new ordinary shares of Pampa Holding, which will be issued pursuant to the capital stock increase mentioned above.

3.	The performance of duties of the Special Committee formed at the Board Meeting on June 14, 2007, which is composed of Ricardo Torres, Diana Mondino and Miguel Kiguel.

1

Without further consideration and respectfully,

Jaime Barba

Attorney-in-fact

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: September 4, 2007